The Real Brokerage Reaches 8,000 Agent Milestone with the Addition of Platinum Group Real Estate Team

TORONTO & NEW YORK--(BUSINESS WIRE)--December 21, 2022--The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced that Platinum Group Real Estate Team, a highly successful team serving the Mid-Atlantic region, is joining its growing network of agents. The team's addition brings Real to over 8,000 agents serving the U.S. and Canada.

Platinum Group was founded by Karen Cooper and Vicky Noufal and has closed more than $1 billion in real estate transactions since it was founded in 2015. With nearly 40 years of combined real estate experience serving Virginia, Maryland and Washington, D.C., Cooper and Noufal sought to build a team that emphasized the strengths of more experienced agents. The team's 26 agents average over nine years in the industry and successfully closed approximately $250 million in real estate transactions within the last year.

Made up almost exclusively of women, supporting women's growth is one of the team's most foundational values. Cooper is the Founder and Chief Executive Officer of Empowering Women in Real Estate®, a community of over 31,000 women nationwide, and the host of Empowering Women in Real Estate® - The Podcast.

"We are so happy to welcome Karen, Vicky and the entire Platinum Group to Real, which now boasts a community of more than 8,000 agents who share our vision of reimagining the residential transaction experience," said Real Chairman and Chief Executive Officer Tamir Poleg. "Since the start of the year, we've increased our agent base more than 108 percent, and we are excited to continue our growth in 2023."

On joining Real, Cooper said, "The real estate industry is shifting. Today's agents work so hard to serve their clients and communities, but many find it difficult to plan for their financial futures. Real's compensation model rewards all agents-not solely the most elite producers. Real offers something that's accessible to everyone, and that's what we wanted to provide for our team."

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 45 states, D.C., and three Canadian provinces with over 8,000 agents. Additional information can be found on its website at www.onereal.com.

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221